Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

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**STRATEGIC ALLIANCE

July 21, 2010

VIA EDGAR

Mrs. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 2 (“PEA No. 2”) to IronBridge Funds, Inc.’s Registration Statement on Form N-1A (Registration Nos. 811-22397 and 333-165633)

Dear Mrs. Williams:

This letter relates to IronBridge Funds, Inc.’s (the “Registrant”) Registration Statement on Form N-1A, as amended by that certain Pre-Effective Amendment filed June 7, 2010 responding to your comment letter dated April 22, 2010 (the “Filing”).  Please note that the Registrant’s PEA No. 2 (collectively with the Filing, sometimes referred to herein as the “Registration Statement”) will be filed through EDGAR with this letter on the date hereof, and PEA No. 2 will reflect changes in response to comments received from your colleague, Mr. Ganley, on July 16, 2010 and also completes the “open” or “to be completed” items contained within the Filing and includes the final exhibits required to be filed by the Registrant.

The purpose of this letter is (1) to confirm the changes made by the Registrant to comply with Mr. Ganley’s comments and (2) as previously discussed, to request that the Filing, as amended by PEA No. 2, be declared effective on July 23, 2010.

                In a telephone conversation with Mr. Ganley on July 16, 2010, he and I discussed that the Registrant’s funds’ fiscal years all end on June 30, rather than on December 31.  As such, in the summary prospectus portions of the Filing for each of the IronBridge Frontegra Small Cap Fund and the IronBridge Frontegra SMID Fund, the Registrant was instructed to add a footnote to the respective fund’s Calendar Year Total Returns bar chart disclosing calendar year-to-date returns of the fund’s predecessor as of June 30, 2010.  The Registrant has included that information in PEA No. 2.

Based upon our conversations, and my conversations with Mr. Ganley, over the previous week, the Registrant is hereby requesting an accelerated review and declaration of effectiveness of the Registration Statement under Registration Nos. 811-22397 and

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM

77 West Wacker Drive, Suite 3100 • Chicago, Illinois • Tel 312.456.8400 • Fax 312.456.8435

333-165633, on or before July 23, 2010.  In connection with such request, we note the following on behalf of the Registrant:  (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the Registrant’s Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registrant’s Registration Statement; (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registrant’s Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy for the disclosure in the Registrant’s Registration Statement; and (3) The Registrant may not assert such action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.  In addition, the Registrant is aware that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Investment Management in its review of the Registrant’s filings or in response to staff comments on the Registrant’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 476-5121 or to my colleague Arthur Don at (312) 456-8438.

Best regards,

/s/ Richard M. Cutshall
Richard M. Cutshall
Corporate Associate

GREENBERG TRAURIG, LLP